03045641

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Victoria Resource Corporation

*CURRENT ADDRESS Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 2888 FISCAL YEAR 2/28/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/13/04

82-2888

AR/S
2/28/02

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

AUDITORS' REPORT

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2002 and February 28, 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

May 31, 2002
Vancouver, B.C.

VICTORIA RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	As at February 28 2002	As at February 28 2001
ASSETS		
Current		
Cash and cash equivalents	**$ 100,936**	$ 454,839
Accounts receivable	**910**	4,732
Prepaid expenses	**-**	1,100
	101,846	460,671
Resource properties *(Note 3 and schedule)*	**66,733**	1,144,181
	$ 168,579	$ 1,604,852
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**19,049**	51,670
Accounts payable to Bema Gold Corporation *(Note 5)*	**-**	167,710
Note payable to Bema Gold Corporation *(Note 5)*	**294,972**	-
	314,021	219,380
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,715,649 common shares (2001 – 12,665,649)	**4,147,885**	4,139,385
Deficit	**(4,293,327)**	(2,753,913)
	(145,442)	1,385,472
	$ 168,579	$ 1,604,852

Nature of operations *(Note 1)*
Commitments *(Note 3)*
Subsequent event *(Note 3)*

Approved by the Board "Roger Richer" Director "Tom Garagan" Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Expenses		
Office and administrative	$ **26,105**	$ 24,842
Interest and bank charges	**21,769**	677
Management fees	**18,000**	18,000
Shareholder information	**14,071**	21,711
Audit and tax consulting	**13,979**	14,847
Legal	**5,490**	1,751
Transfer agent	**3,945**	4,589
Listing and filing fees	**1,443**	1,622
	104,802	88,039
Loss before the following	**(104,802)**	(88,039)
Write-off of resource properties	**(1,452,407)**	-
Interest income	**11,011**	9,390
Foreign exchange gain (loss)	**6,784**	(7,913)
Loss for the year	**(1,539,414)**	(86,562)
Deficit, beginning of year	**(2,753,913)**	(2,667,351)
Deficit, end of year	**$ (4,293,327)**	$ (2,753,913)
Basic and diluted loss per common share	**$ (0.12)**	$ (0.01)
Weighted average number of common shares outstanding	**12,688,663**	10,056,034

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLDIATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2002	2001
Operating activities		
Loss for the year	$ (1,539,414)	$ (86,562)
Non-cash charges		
Write-off of resource properties	1,452,407	-
Accrued interest expense	17,826	-
Changes in non-cash working capital		
Accounts receivable	3,822	(3,457)
Prepaid expenses	1,100	150
Accounts payable	(32,621)	32,060
	(96,880)	(57,809)
Financing activities		
Due to Bema Gold Corporation	109,436	66,171
Shares issued for cash, net of costs	-	684,907
	109,436	751,078
Investing activities		
Resource properties	(366,459)	(535,120)
Increase (decrease) in cash and cash equivalents	(353,903)	158,149
Cash and cash equivalents, beginning of year	454,839	296,690
Cash and cash equivalents, end of year	$ 100,936	$ 454,839
Supplemental cash flow information		
Common shares issued for property	$ 8,500	$ 8,500

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002 and February 28, 2001
(expressed in Canadian dollars)

1 *Nature of operations*

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (41.79%), is engaged in the acquisition, evaluation and development of mineral properties. To date the Company has not realized any revenues from its properties and is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services (Note 5).

2 *Summary of significant accounting policies*

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Resource properties
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated total mineral reserves. Costs relating to properties abandoned are written off when it is determined that the property has no continuing value.

Foreign exchange translation
The Company's foreign operation is an integrated subsidiary and its financial statements are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Exchange gains or losses arising on translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

(expressed in Canadian dollars)

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock options
The Company does not recognize any compensation expense when stock or stock options are issued. Consideration received on the exercise of stock options is credited to share capital.

Loss per share
Effective March 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the loss per share of the previous year.

3 Resource properties

North Carlin property
On September 7, 1999, the Company entered into a letter of intent with Nevada Gold Exploration Inc. ("Nevada Gold") to acquire a 100% interest in the North Carlin claims located in Elko County, Nevada. A formal option agreement was signed on September 15, 2000 and amended on May 31, 2002. As a result, the Company can earn 100% of the North Carlin property by spending U.S.$200,000 on exploration on or before September 7, 2003, by assuming claim maintenance fees and by issuing an aggregate of 200,000 shares of the Company as follows:

50,000 common shares	Upon closing (issued)
50,000 common shares	By September 15, 2001 (issued)
50,000 common shares	By September 15, 2002
50,000 common shares	By September 15, 2003

The vendor retains a 2% net smelter royalty on the property. The Company has the option, expiring 60 days after the commercial production decision, to purchase 1% of the royalty for U.S.$1,000,000. On May 31, 2002, as consideration for certain amendments to the option agreement dated September 15, 2000, the Company agreed to pay $2,500 and issue 10,000 common shares, upon regulatory approval, to Nevada Gold. As at February 28, 2002, the Company had expended US$44,056 (Cdn.$66,733) on the property.

Monte Cristo property
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Monte Cristo property located in White Pine County, Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,302.

(expressed in Canadian dollars)

Red Rock and Mustang Canyon properties
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Red Rock and Mustang Canyon properties located in Southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $669,105.

4 *Capital stock*

	2002		2001	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**12,665,649**	**$ 4,139,385**	9,140,649	$ 3,445,978
Issued during the year				
For cash, net of costs	**–**	**–**	3,475,000	684,907
For property	**50,000**	**8,500**	50,000	8,500
Balance, end of year	**12,715,649**	**$ 4,147,885**	12,665,649	$ 4,139,385

On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property. As explained in Note 3, as part of the requirement to earn a 100% interest in the North Carlin property, the Company will be required to issue an additional 110,000 common shares.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units (1,975,000 units on November 15, 2000 and 1,500,000 units on December 19, 2000) at a price of $0.20 per unit for net proceeds of $684,907. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. As at February 28, 2002, all warrants remain outstanding.

On September 7, 2000, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property (Note 3).

At February 28, 2002, the Company had outstanding directors' and employees' stock options for a total of 370,000 shares. These options are exercisable until December 19, 2005 at a price of $0.30 per common share. Stock options are granted at an exercise price determined by the fair market value of the shares at the date of grant and for a 5-year period. At February 28, 2002, a total of 901,565 stock options were available for grant.

(expressed in Canadian dollars)

Changes in the Company's stock options are provided in the table below.

	Number of outstanding and exercisable options	Weighted-average exercise price
Outstanding at February 29, 2000	555,000	0.36
Granted	495,000	0.30
Outstanding at February 28, 2001	1,050,000	0.33
Cancelled	(125,000)	0.30
Expired	(555,000)	0.36
Outstanding at February 28, 2002	370,000	0.30

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2002	2001
Project management and field work	**$ 66,750**	$ 120,070
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Interest	**$ 17,826**	$ -
Shareholder information	**$ 10,800**	$ 10,800

As at February 28, 2001, the accounts payable balance of $167,710 to Bema was non-interest bearing and on March 1, 2001 was converted to a note payable to Bema that bears interest at a bank's prime lending rate plus 2%. At February 28, 2002, a total of $294,972 was owing to Bema under the note, payable on demand after February 28, 2003.

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $327,000 expire in the following years unless utilized: 2003 – $43,000; 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 - $37,000; 2008 - $79,000 and 2009 - $90,000. For U.S. income tax purposes, loss carry-forwards of U.S.$154,000 commence to expire in 2008 to 2017 unless utilized. The Company has gross unrecorded deferred tax assets of $634,000 and $215,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.

7 *Fair value of financial instruments*

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the accounts and notes payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis. Interest on the notes payable fluctuates with the bank prime rate.

8 *Segmented information*

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3 and schedule.

VICTORIA RESOURCE CORPORATION

RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2002 AND FEBRUARY 28, 2001
(expressed in Canadian dollars)

	Monte Cristo Property	North Carlin Property	Mustang Canyon Property	Red Rock Property	Total 2002	Total 2001
Balance at beginning of year	$ 729,431	$ 45,712	$ 40,001	$ 329,037	$ 1,144,181	$ 600,561
Expenditures incurred during the period:						
Geology	4,533	1,082	1,486	59,649	66,750	120,070
Travel	-	-	-	22,544	22,544	25,493
Claim maintenance	49,338	11,439	4,443	76,817	142,037	84,444
Assays	-	-	-	23,490	23,490	22,718
Drilling	-	-	-	111,638	111,638	134,667
Acquisition costs	-	8,500	-	-	8,500	156,228
	53,871	21,021	5,929	294,138	374,959	543,620
	783,302	66,733	45,930	623,175	1,519,140	1,144,181
Write-off of resource properties	(783,302)	-	(45,930)	(623,175)	(1,452,407)	-
Balance at end of year	$ -	$ 66,733	$ -	$ -	$ 66,733	$ 1,144,181

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:

______	**Schedule A**
x	**Schedule B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	July 17, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/07/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/07/18

Schedule B
Supplementary Information

VICTORIA RESOURCE CORPORATION
For the period ended February 28, 2002

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Summary of Securities issued during quarter under review:

   Nil

   (b) Summary of Options granted during quarter under review:

   Nil

3. (a) Particulars of authorized and issued share capital as at February 28, 2002:

Class	**Par Value**	**Number Authorized**	**Issued**	
			Number	**Amount**
Common	no par value	50,000,000	12,715,649	$4,147,885

   (b) Options outstanding as at February 28, 2002:

Security	**Number**	**Exercise Price**	**Expiry Date**
Options	370,000	$0.30	December 19, 2005

   (c) Shares in escrow or subject to pooling:

   Nil

   (d) List of Directors and Officers:

Roger Richer	President and Director
Clive T Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

Schedule C

Victoria Resource Corporation

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for each of the years in the two-year period ended February 28, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $1,539,400 or $0.12 per share for the year ended February 28, 2002 compared to a net loss of $86,600 or $0.01 per share in the same period one year earlier. The loss in 2002 was mainly attributable to a write-off of $1,452,400 of deferred acquisition and exploration expenditures and to general and administrative expenses. The loss for 2001 consisted mainly of general and administrative expenses incurred at the corporate office.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had cash and cash equivalents of $100,900 (2001 - $454,800) and working capital of $82,800 (2001 - $409,000).

Operating activities
Operating activities required funding in the amount of $96,900 in 2002 and $57,800 in 2001 due mainly to general and administrative expenses. The increased funding in 2002 was mainly due to a decrease in the Company's accounts payable balance in the amount of $32,600.

Financing activities
During the year ended February 28, 2002, the Company was advanced $109,400 (2001 - $66,200), excluding accrued interest, from Bema Gold Corporation ("Bema"), the Company's principal shareholder. In addition, the Company issued 50,000 common shares at a price of $0.17 per share as partial consideration for the right to earn a 100% interest in the North Carlin property.

During the year ended February 28, 2001, the Company sold by way of a private placement 3,475,000 units at a price of $0.20 per unit for net proceeds of $684,900. Bema acquired 500,000 of these units. Each unit consisted of one common share and one share purchase warrant. Each warrant has a term of two years and entitles the holder to purchase one additional common share at a price of $0.30 per share in the first year and $0.35 per share in the second year. In addition, in September 2000 the Company issued 50,000 common shares at a price of $0.17 per share in connection with the North Carlin property.

The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

During the year ended February 28, 2002, the Company incurred a total of $366,500 in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures totalling $783,300, $623,200 and $45,900, respectively.

During the year ended February 28, 2001, the Company incurred a total of $535,100 in acquisition and exploration expenditures, of which $329,000 was spent on the Red Rock property, primarily on a Phase I drilling program. In addition, $206,100 was spent, mainly on claim maintenance fees and acquisition costs, on the Monte Cristo, North Carlin and Mustang Canyon properties.

OUTLOOK

The Company is dependent upon successful completion of an additional financing arrangement and the continuing support of Bema. The mandate of the Company is to acquire projects with the potential to be high grade, low cost producers in easily accessible areas. The Company plans to continue this practice by pursuing additional projects.